EXHIBIT 21.1

SUBSIDIARIES OF TWO HARBORS INVESTMENT CORP.
As of December 31, 2009

Subsidiary Corporation	State of Incorporation

Two Harbors Operating Company LLC	Delaware

Capitol Acquisition Corp	Delaware

Two Harbors Asset I, LLC	Delaware